SCHEDULE 13G


                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13G
                             (Rule13d-102)


               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (Amendment No. __)


                         HECLA MINING COMPANY
                         --------------------
                           (Name of Issuer)

                Common Stock, $0.25 par value per share
                ---------------------------------------
                    (Title of Class of Securities)

                               422704106
                               ---------
                            (CUSIP Number)

                           December 31, 2006
                           -----------------
        (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 422704106			SCHEDULE 13G		      Page 2 of 5

 1    Name of Reporting Person          WENTWORTH, HAUSER & VIOLICH, INC.

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization      Washington, United States

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    6,067,519
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               6,067,519

  9    Aggregate Amount Beneficially Owned by Each Reporting
       Person                                                   6,067,519

 10    Check Box if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                                 [ ]

 11    Percent of Class Represented by Amount in Row 9               5.1%

 12    Type of Reporting Person                                        IA

CUSIP 422704106			SCHEDULE 13G		      Page 3 of 5


Item 1(a).     Name of Issuer.

               Hecla Mining Company

Item 1(b).     Address of Issuer's Principal Executive Offices.

               6500 Mineral Drive, Suite 200
               Coeur d'Alene, ID  83815-9408

Item 2(a).     Name of Person Filing.

               Wentworth, Hauser & Violich, Inc. ("Wentworth")

Item 2(b).     Address of Principal Business Office or, if none,
               Residence.

               353 Sacramento Street, Suite 600
               San Francisco, CA  94111

Item 2(c).     Citizenship.

               Washington, United States

Item 2(d).     Title of Class of Securities.

               Common Stock, $0.25 par value per share

Item 2(e).     CUSIP Number.

               422704106

Item 3.   Type of Reporting Person.

          If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Exchange Act.

          (b)  [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

          (e)  [x] An investment adviser in accordance with Rule
          13d-1(b)(1)(ii)(E);

CUSIP 422704106			SCHEDULE 13G		      Page 4 of 5

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

          Reference is hereby made to Items 5-9 and 11 of page 2 of this
          Schedule 13G (this "Schedule"), which Items are incorporated by reference herein.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual directors, executive officers, and/or shareholders of Wentworth might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

          The calculation of percentage of beneficial ownership in item 11 of page 2 was derived from the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 8, 2006, in which the Issuer stated that the number of shares of its Common Stock, $0.25 par value per share outstanding, as of November 7, 2006 was 119,516,124.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Wentworth is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page 2 of this Schedule pursuant to separate arrangements whereby Wentworth acts as investment adviser to certain persons. Each person for whom the reporting person acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities purchased or held pursuant to such arrangements.

CUSIP 422704106			SCHEDULE 13G		      Page 5 of 5

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 WENTWORTH, HAUSER & VIOLICH, INC.



                                 By:/s/ Bradford Hall
                                    -----------------
                                    Bradford Hall,
                                    Chief Compliance Officer




DATED:  February 7, 2007